Media Release 7 November 2019

Exhibit 99.2
James Hardie Announces Adjusted Net Operating Profit of
US$98.6 million for Q2 Fiscal Year 2020 and US$188.8 million for the half year ended 30 September 2019

James Hardie announces a fiscal year 2020 first half dividend of US10.0 cents per security
James Hardie today announced results for the second quarter of fiscal year 2020 and half year ended 30 September 2019:

•
Group Adjusted net operating profit ("NOPAT") of US$98.6 million for the quarter and US$188.8 million for the half year, an increase of 22% and 17%, respectively, compared to the prior corresponding periods (“pcp”);

•	Group Adjusted EBIT of US$134.2 million for the quarter and US$258.6 million for the half year, an increase of 26% and 21%, respectively, compared to pcp;

•	Group net sales of US$660.1 million for the quarter and US$1,316.9 million for the half year, an increase of 2%, compared to pcp;

•	North America Fiber Cement Segment volume increased 5% for the quarter and 4% for the half year, compared to pcp;

•	North America Fiber Cement Segment EBIT margin of 27.1% for the quarter and 26.1% for the half year;

•	Asia Pacific Fiber Cement Segment EBIT margin of 24.0% for the quarter and 23.5% for the half year; and

•	Europe Building Products Segment Adjusted EBIT margin[1] of 9.9% for the quarter and 10.3% for the half year.

CEO Commentary
James Hardie CEO Dr Jack Truong said, “We are pleased with our second quarter performance, delivering Net Sales and EBIT growth in local currency in all three regions: North America, Asia Pacific and Europe. It reflects our team's continued good execution of our global strategic plan. Our Adjusted NOPAT increased 22% for the second quarter and we raised our full year guidance range to be between US$340 million and US$370 million."
He continued, "Our North America Fiber Cement segment delivered another quarter of very strong volume growth in a down market while generating a very strong quarterly EBIT margin of 27.1%. Our commercial transformation started to gain traction in the first half. Our exterior volume grew 6% and 5%, respectively, for the quarter and half year. We are pleased with the positive momentum in lean manufacturing execution across our North America plants which helped expand EBIT margin to 26.1%, above our target range, for the half year. It positions us well to significantly increase investment in: (i) demand creation, (ii) customer management capabilities and (iii) customer-driven innovation. As a result of the good momentum in our commercial and lean transformations, we are raising our fiscal year 2020 PDG target range to 4-6% and our fiscal year 2020 EBIT Margin range to 25-27%."
Dr Truong added, “Our Asia Pacific Fiber Cement segment delivered very good financial results, both Net Sales and EBIT grew in the quarter in local currency, despite a contracting Australian housing market. Our Australian and Philippines businesses continued to lead the way in gaining volume growth above their underlying market growth. APAC EBIT margin for the quarter was 24.0%, which is toward the top of our long-term target range."
He concluded, “Our Europe Building Products segment continued to gain momentum in fiber cement growth, delivering fiber cement revenue growth in Euros of 23% in the second quarter and 30% for the half year. Fiber gypsum revenues in Euros increased 3% for both the quarter and half year. Our team remains focused on long term penetration and growth of our fiber cement and fiber gypsum products. We remain on-track to deliver full year EBIT margin accretion for fiscal year 2020."
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1 Excludes costs associated with the acquisition

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Media Release 7 November 2019

Outlook

We expect modest growth in the US housing market in fiscal year 2020. The Company continues to expect new construction starts between approximately 1.2 million and 1.3 million.

We expect our North America Fiber Cement segment EBIT margin to be between 25% and 27% for fiscal year 2020. This expectation is based upon the Company achieving our PDG target, continuing to improve operating performance in our plants, improved net average sales price and mix, consistent input costs and flat to modest growth in the underlying housing market.

In Australia, we anticipate that our addressable underlying market will continue to experience high single digit percent contraction in fiscal year 2020 compared to fiscal year 2019. We expect volume from our Australian business to continue to grow above the market.

We expect our Europe Building Product segment to achieve year on year net sales and EBIT margin growth. In Europe, we expect that our addressable underlying market in fiscal year 2020 will decrease slightly compared to fiscal year 2019.

Full Year Earnings Guidance

Management notes the range of analysts’ forecasts for net operating profit excluding asbestos for the year ending 31 March 2020 is between US$343 million and US$362 million. Management expects full year Adjusted net operating profit to be between US$340 million and US$370 million assuming, among other things, housing conditions in the United States remain consistent and in line with our assumed forecast of new construction starts and repair and remodel activity, input costs remain consistent, and an average USD/AUD exchange rate that is at or near current levels for the remainder of the year. Management cautions that US housing market conditions remain somewhat uncertain and some input costs remain volatile.

The comparable Adjusted net operating profit for fiscal year 2019 was US$300.5 million. The Company is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods.

Further Information
Readers are referred to the Company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the second quarter and half year ended 30 September 2019 for additional information regarding the Company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

Use of Non-GAAP Financial Information; Australian Equivalent Terminology

This Media Release includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP), such as Adjusted net operating profit and Adjusted EBIT. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP

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Media Release 7 November 2019

financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Media Release, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the section titled “Non-US GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the second quarter and half year ended 30 September 2019.

In addition, this Media Release includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Condensed Consolidated Financial Statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s Condensed Consolidated Financial Statements to the equivalent non-US GAAP financial measure used in this Media Release. See the sections titled “Non-US GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the second quarter and half year ended 30 September 2019.

Forward-Looking Statements
This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2019; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.
END
Media/Analyst Enquiries:
Jason Miele
Vice President, Investor and Media Relations

Telephone:	+61 2 8845 3352
Email:	media@jameshardie.com.au

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